**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

# FORM 8-K

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): July 28, 2015**

# DENBURY RESOURCES INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **1-12935** | **20-0467835** |
|---|---|---|
| *(State or other jurisdiction of incorporation)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

**5320 Legacy Drive**
**Plano, Texas**
*(Address of principal executive offices)*

**75024**
*(Zip code)*

**(972) 673-2000**
*(Registrant's telephone number, including area code)*

**Not Applicable**
*(Former name or former address, if changed since last report)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 8 – Other Events**

**Item 8.01 – Other Events**

On July 28, 2015, Denbury Resources Inc. announced that its Board of Directors has declared a quarterly cash dividend of $0.0625 per common share, payable September 29, 2015, to shareholders of record as of the close of business on August 25, 2015.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Denbury Resources Inc.**
*(Registrant)*

| | | |
|---|---|---|
| Date: July 28, 2015 | By: | /s/ James S. Matthews |
| | | James S. Matthews |
| | | Senior Vice President, General Counsel and Secretary |